Mail Stop 6010

February 12, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

> **Re: Validus Holdings, Ltd.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2007**
> **File No. 333-139989**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

5. We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text the first time the term is used so that investors can understand the disclosure without departing from the body of the prospectus. It does not appear you have done so for many of the industry terms used in your prospectus. Please revise your disclosure accordingly.

6. Much of the information in your filing is as of September 30, 2006. While we understand that is the date of the latest financial statements presented in the filing, in your next amendment we expect you to update not only the financial statements as required by Regulation S-X, but much of the other information in the prospectus to much more recent dates. For example, when describing your business and the different risks you insure, your geographic reach, the number of employees you have, etc., this information should be as of the most recent possible date and include all material information about your business that is current. Likewise, for example, your beneficial ownership table should be as of a more recent date. We expect you to update all of this information and present investors with the most current information about your company, not just as of the date of your latest financial statements presented in the filing.

Prospectus Summary, page 1

7. While your summary provides a brief description of your operations, given that the company is newly formed and therefore has little or no historical operating history, you should expand the summary to explain briefly in more detail the geographic regions you have reinsured thus far. Also, you should provide this information as of December 31, 2006.

8. We note that first paragraphs of your Summary and Business sections are nearly identical. Please revise your disclosure to eliminate this unnecessary repetition.

9. In the first paragraph, you mention diminished underwriting capacity, increased demand, etc. as the catalysts for broad acceptance of new entrants in the reinsurance space. We note that numerous companies have been formed to take advantage of these market conditions over the past few years, in light of 9/11, the hurricanes of 2004 and 2005, etc. You should expand this paragraph to mention briefly the increase in competition as a result of the recent influx of newly formed companies into the reinsurance space. You should also expand the Risk Factors (page 10) and Industry Overview (page 49) sections to highlight this dynamic in more detail.

10. Also, at the end of the first paragraph where you discuss your operating results, you should add a sentence which explains that because you are newly formed, you do not have a claims history, and that future results will be adversely affected by the filing of claims. While we understand that you allude to this concept elsewhere in the prospectus, the operating results

you highlight here are potentially confusing to investors without this immediate and appropriate caveat.

11. You state that the aggregate amount of contract limits to which you expose your capital is your primary risk measure. Here, and in more detail later in the prospectus, quantify these limits.

Our Competitive Strengths, page 2

12. Where you mention your underwriters averaging 16 years of experience, state how many underwriters you have currently.

13. While you state later in the prospectus that you have a limited operating history and no track record as to claims, etc., you should expand the "Substantial Capital with No Prior Liabilities…" subsection to briefly state this fact.

Risks Relating to this Offering, page 5

14. Please explain briefly the importance of A.M. Best ratings and disclose the number of A.M. Best ratings you have received and what those ratings are.

Risk Factors, page 10
General

15. Please revise your subheadings to ensure they reflect the risk that you discuss in the text. Some of your subheadings merely state a fact about your business, such as "Our success depends on our ability to establish and maintain effective internal controls" or "There are regulatory limitations on the ownership and transfer of our common shares." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

16. Consider adding a risk factor which discusses risks associated with your investment portfolio, currency fluctuations, etc.

17. On page 2 you indicate that substantially all of your gross premiums written for the nine months ended September 30, 2006 were in short-tail lines, which appear to mean that you could become liable for a significant amount of losses on short notice. Please consider adding a risk factor to discuss any material risks to your business arising from the fact that substantially all of your contracts are short-tail.

 "We depend on ratings by A.M. Best Company. Our financial strength rating . . . .," page 11

18. Please disclose the approximate percentage of your reinsurance contracts that permit cancellation if your rating is downgraded below A- by A.M. Best.

"The reinsurance business is historically cyclical . . . .," page 12

19. Please revise your disclosure to briefly describe the duration of the cycles experienced by the industry in the past.

20. Please revise your disclosure to clarify the current phase in the industry cycle. In the Summary, you state that the catastrophes of 2004 and 2005 led to diminished underwriting capacity and increased demand. In this risk factor you state that supply in recent years has increased and is likely to increase further. How can supply increase if there is diminished underwriting capacity? Please clarify.

21. To the extent that the current increase in supply of reinsurance has impacted or is expected to impact your business in a material manner, please revise your disclosure to quantity the effect on your business. For example, if you have had to lower premium rates, by how much?

"We rely on key personnel and the loss of their services may adversely affect us," page 13

22. Please identify key employees that you substantially rely on to carry on your business.

23. Please disclose whether you have life insurance policies or maintain any employment agreement with any key employees. To the extent you maintain any employment agreements, please also disclose the expiration dates of such agreements.

24. To the extent that you have experienced problems attracting and retaining key executives in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

25. Please provide the number of your principal employees who require Bermuda work permits and please also indicate when the work permits expire.

"Loss of business from one or more major reinsurance brokers could adversely . . . .," page 15

26. To the extent you have written or oral agreements with any of the four reinsurance brokers that you state you rely on for approximately 80% of your revenue for the nine months ended September 30, 2006, please describe the material provisions of these agreements in your Business section. You should also file the agreement as exhibits to your document.

"We assume a degree of credit risk associated with certain of our reinsurance brokers," page 15

27. You describe two scenarios concerning relationships with certain brokers where you assume a degree of credit risk. To the extent possible, please disclose what percentages of your policies are with such brokers where you assume the credit risks described in this risk factor.

"We may be subject to taxation in the United States . . . .", page 17

28. On page 3 you provide that for the nine months ended September 30, 2006, approximately 45.1% of your total gross premiums were written in the United States. To the extent that this impacts the risk that you may be considered to be "engaged in business in the United States" and subject to taxation in the United States, please expand this risk factor to discuss.

"If we become subject to insurance statutes and regulations in addition to statutes . . . .," page 19

29. Please revise your disclosure to briefly describe the "increased scrutiny" of the insurance and reinsurance regulatory framework of Bermuda.

"We will incur increased costs as a result of being a public company." Page 19

30. This risk factor, as currently written, could apply to any initial public offering. Please revise it so that it addresses your situation more specifically. See Item 503(c) of Regulation S-K. For example, you indicate that the cost of compliance for you could be material to you because of your size and scale of operations. Consider revising your disclosure to describe how and to quantify your expected costs. Also, state when you will become subject to Section 404 compliance, which we note you have provided for in the risk factor entitled "An ability to implement, for the fiscal year ended December 31, 2008, the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 . . . ." on page 17.

"Because we are a holding company and substantially all of our operations are . . . .," page 20

31. We note the disclosure in the first sentence of the second full paragraph of this risk factor that essentially provides that you may declare dividends to your shareholders, but that it is uncertain when such dividends, if ever, will be declared. On page 27 of your document entitled "Dividend Policy," you state that you intend to pay quarterly cash dividends. Please revise your risk factor disclosure to provide similar disclosure with respect to your intentions to pay dividends to your shareholders.

32. Please revise this risk factor to disclose the regulatory requirements, if any, relating to the payment of the dividends from your subsidiaries, such as any maximum percentage restrictions.

"We are a Bermuda company and it may be difficult for you to enforce judgments . . . .," page 22

33. Please disclose which of your directors and officers reside outside the United States and where such directors and officers reside.

"Future sales may affect the market price . . . .," page 24

34. Please revise this risk factor to disclose the number of shares subject to registration rights and the number of shares which are issued or reserved for issuance under the Long Term Incentive Plan that you will register on Form S-8. Also disclose the number of shares that

will be freely tradable when your lock-ups expire and please also note in your document that the lock-up arrangement may be waived by the underwriters.

"As a shareholder of our company, you may have greater difficulties in protecting . . . .," page 22

35. Please revise this risk factor to provide some examples of how these differences could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

"U.S. persons who hold common shares may be subject to U.S. income taxation . . . .," page 17

36. Please briefly explain the meaning of subpart F income.

Use of Proceeds, page 26

37. We note your disclosure that you intend to use the net proceeds for general corporate purposes, including a $3.0 million payment to Aquiline and to support future growth of your reinsurance operations. Please identify with more specificity the purposes currently described as general corporate purposes other than for repayment to Aquiline. Please also specify what areas/expenses "future growth in our reinsurance operations" entails. Please furnish a brief outline of what these include, e.g. business development, marketing, hire additional personnel, increase your capital and surplus, etc. Also, state the approximate amount of funds you anticipate using for each of these purposes.

Dividend Policy, page 27

38. We note the disclosure you provide on page 20 under the risk factor entitled "Because we are a holding company and substantially all of our operations are conducted . . . ." that the indenture governing your Junior Subordinated Deferrable Debentures would restrict you from declaring or paying dividends on your common stock if you are downgraded below a certain grade or if it withdraws its financial strength on any of your material insurance subsidiaries. Please provide similar disclosure in your Dividend Policy section.

39. Please disclose the amount your subsidiary currently has available to pay dividends to you.

Selected Financial Information, page 30

40. Please add the results of operations from inception to December 31, 2005 to this table. Management's Discussion and Analysis of Financial Condition, page 32Critical Accounting Policies and Estimates, page 35

Reserve for Losses and Loss Expenses, page 35

41. We note that you set your claim reserves for assumed reinsurance operations based upon information received from the cedant. You disclose that this poses a potential for a higher

degree of uncertainty in establishing the estimate of assumed loss reserves as compared to direct loss reserves. Please consider expanding the disclosure in the critical accounting estimates section of MD&A related to this uncertainty. Include in this disclosure the risks associated with making this estimate, and the effects and expected effects this uncertainty has or will have on management's judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

a. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
b. What process management performs to determine the accuracy and completeness of the information received from the cedants;
c. How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

42. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Refer to our web site "Current Accounting and Disclosure Issues in the Division of Corporation Finance" – November 30, 2006 – Section II. R. http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediate preceding period and; 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please enhance your disclosure to include the following information for each material line of business and also consider providing any additional information to achieve this objective.

a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
    1. Identifies the unique development characteristics of each material line of business.
    2. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
    3. Describes the extent of your procedures for determining reserve for loss and loss adjustment expense on both an annual and interim reporting basis.
b. Explicitly identify and discuss key assumptions that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

    c. Related to your sensitivity analysis, it appears that you selected general changes that do not necessarily reflect what management would anticipate should the assumptions change. Please clarify whether and explain why management believes the scenarios quantified are reasonably likely. Include a discussion of the impact that the catastrophe nature of parts of this business has on these scenarios.

Premiums, page 38

43. Please revise this discussion to include a more quantified discussion of the amounts associated with these estimates including how accurate these estimates have been in the past and any related adjustments that have been made. Include some sensitivity analysis that reflects the impact that reasonably likely changes would have to the amounts recorded in your financial statements.

Segment Reporting, page 39

44. Please revise the notes to your financial statements to include disclosure of revenues or "Net Premiums Earned," by major product class and geographic area similar to the tables that you provide on pages 40 and 61. Refer to paragraphs 37 and 38 of SFAS 131.

Results of Operations, page 39

45. Please include a discussion of the material transactions that took place in the period from October 19, 2005 (inception) to December 31, 2005 in your discussion of "Results of Operations."

46. We note your discussion and presentation of the non-GAAP financial measure in this section titled "Underwriting Income." It does not appear that you adequately disclose the substantive ways that management uses this measure nor how the measure provides useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of *"Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures"* on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of non-GAAP measures in an SEC filing. Please expand your disclosure to provide a more compelling argument as to why this is appropriate, or delete the non-GAAP financial measure from your filing.

47. Please add a discussion of any recent accounting pronouncements that may effect your financial statements. Refer to SAB 74.

48. Please provide a discussion on Quantitative and Qualitative Disclosures About Market Risk. Refer to Item 305 of Reg S-K.

Reinsurance Premiums Ceded, page 40

49. Please disclose what percentage of your premiums is under a quota share arrangement with

Petrel Re. Please also specify what percentage of each particular business line that Petrel Re assumes a quota share, if such amount is material. Additionally, if you maintain any agreements with Petrel Re that you consider material, please file the agreement as an exhibit. If you do not believe such agreement is material to you, please provide us with a detailed analysis explaining why you do not believe it is material and therefore, not required to be filed.

Business, page 52

50. Where you provide more detailed disclosure in this section that is similar to that disclosure provided in the Summary, please comply with each of our comments pertaining to the Summary and provide more detail in this section in response to those comments.

Properties, page 70

51. Please include any material lease agreements as exhibits.

Executive Officers, page 71
Board of Directors, page 72

52. Please revise the discussion to provide the applicable dates and places of business for the last five years for Matthew J. Grayson, Jeffrey W. Greenberg, John J. Henderickson, and Christopher E. Watson.

Executive Compensation, page 75

53. We note that your executive compensation disclosure is incomplete. In your next amendment, please provide full disclosure pursuant to Item 402 of Regulation S-K. For example, we expect a full CD&A and all of the required tables with actual numbers in them and appropriate footnotes. We may have further comments upon reviewing this disclosure.

Principal and Selling Shareholders, page 83

54. Please provide the full name(s) of the natural persons having voting, dispositive or investment powers over the shares held by Caisse de Depot et Placement de Quebec.

55. Other than Merrill Lynch and Goldman Sachs, if any selling shareholder is a broker-dealer, please revise your disclosure to state that such shareholder is an underwriter, or if they are an affiliate of a broker-dealer, please state that the selling securityholder is an underwriter or represent that the selling stockholders purchased securities in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities. The only exception to these required disclosures are if the selling shareholders received shares of your common stock as underwriting compensation. If they received such shares as part of underwriting compensation, please revise your disclosure to so state.

Founder Agreement, page 87

56. Please expand your description of this agreement to specify the services that Aquiline provided for you in connection with your formation and initial capitalization. Please also indicate how much of the $12.3 million has been paid to Aquiline and the time table for which the balance of the amount owed to Aquiline is due.

Advisory Agreement, page 87

57. Please better describe the certain advisory services performed or to be performed by Aquiline under the advisory agreement.

58. Please also explain why $3.0 million under the agreement remains if the agreement was entered into on December 7, 2005 pursuant to which you agreed to pay Aquiline an annual fee of $1.0 million.

Financial Statements – December 31, 2005, page F-1

Notes to Consolidated Financial Statements, page F-7

2. Significant accounting policies, page F-7

(a) Investments, page F-7

59. Please supplement this discussion to include a more detailed accounting policy as it relates to "Asset-backed securities and mortgage-backed securities" included in your investment portfolio.

Financial Statements – September 30, 2006, page F-17

Notes to Consolidated Financial Statements, page F-21

2. Basis of preparation and consolidation, page F-21

(c) Reinsurance ceded, page F-22

60. Please revise this discussion to include a description of the methodologies used in determining the amounts to record related to your reinsurance agreements.

5. Reinsurance, page F-27

Collateralized quota share retrocession treaty, page F-27

61. We are awaiting the receipt of the additional analysis under FIN 46(R) per our prior phone conversations related to this sidecar structure, and we may have additional comments regarding the issue and the associated disclosure once we have had a chance to evaluate that discussion.

Item 16. Exhibits and Financial Statement Schedules, page II-3

62. Please file your remaining exhibits, including the legal opinions and form of underwriting agreement, with your next amendment or as soon as they become available as we will need time to review exhibits prior to granting effectiveness of the registration statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

63. Please revise to identify all of the investors or groups of affiliated investors for each of your unregistered offerings that took place following the company's incorporation and in February 2006. Please also include how many shares purchased by all such investors as well as the date of purchase.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Peklenk at (202) 551-3661 or James Atkinson, Accounting Branch Chief (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Edward J. Noonan
        Jeff Consolino
        Validus Holdings, Ltd.
        19 Par-La-Ville Road
        Hamilton HM11 Bermuda

        Michael A. Becker, Esq.
        John Schuster, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005